Exhibit 23.3
Consent of independent registered public accounting firm
We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 (File No. 333-155937) and related Prospectus for the registration of an indeterminate amount of rights to purchase bearer depositary receipts in respect of ordinary shares of ING Groep N.V., and to the incorporation by reference therein of our report dated March 10, 2008, with respect to the consolidated financial statements of ING Belgium sa/nv, which report is included in the Report of Foreign Private Issuer (Form 6-K) of ING Groep N.V., filed with the Securities Exchange Commission on October 23, 2009.
Brussels, Belgium
October 23, 2009
Ernst & Young Réviseurs d’Entreprises sccrl
represented by

/s/ Marc Van Steenvort Marc Van Steenvort	/s/ Pierre Anciaux Pierre Anciaux
Partner	Partner
10MVS0048